Appalachian Soccer Group LLC

FINANCIAL STATEMENTS

November 30, 2021

These financial statements have not been subjected to an audit or review or compilation engagement and no assurance is provided on them. These Financial statements omit substantially all disclosures.

Appalachian Soccer Group LLC

Profit and Loss
January - November, 2021

		January - November 2021	
Income			
Sales		259,316.00	
Total Income	$	259,316.00	$
Cost of Goods Sold			
Shipping		9,220.00	
Total Cost of Goods Sold	$	9,220.00	$
Gross Profit	$	250,096.00	$
Expenses			
Accounting		975.00	
Advertising & Marketing		11,117.00	
Annual League Dues		6,030.00	
Branding			
Contractors		250.00	
Deposit		1,000.00	
Design		645.00	
Equipment		544.00	
Expansion Fee		0.00	
Labor		21,545.00	
Legal & Professional Services		834.00	
Line of Credit		0.00	
Meals & Entertainment		238.00	
Merchandise		83,247.00	
Office Furniture		4,756.00	
Office Supplies & Software		1,841.00	
Other Business Expenses		876.00	
Paper Statement Fee		0.00	
Petty Cash		200.00	
Player Registration		530.00	
Printing		209.00	
Processing Fees		2,570.00	
Promotional Items		2,245.00	
Refund		575.00	
Rent & Lease		16,710.00	
Sponsorship Fulfillment		5,994.00	
Stadium Rent		24,180.00	
Stadium Supplies		705.00	
Staff Meals		1,099.00	
Stickers		700.00	
Storage		587.00	
Taxes & Licenses		5,352.00	
Team Supplies		1,530.00	
Technology		2,580.00	
Transportation		5,820.00	
Travel Hotel		8,462.00	
Travel Meals		4,984.00	
Utilities		646.00	
Website		1,379.00	
Wire Transfer Fee		0.00	
Total Expenses	$	220,955.00	$
Net Income	$	29,141.00	$

These financial statements have not been subjected to an audit or review or compilation engagement and no assurance is provided on them. These Financial statements omit substantially all disclosures.

Appalachian Soccer Group LLC

Balance Sheet

As of November 30, 2021

Accrual Basis

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking Account	79,196.50
Housing	2,910.00
Meals	2,000.00
Total Bank Accounts	**$84,106.50**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$84,106.50**
TOTAL ASSETS	**$84,106.50**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Retained Earnings	54,965.50
Net Income	29,141.00
Total Equity	**$84,106.50**
TOTAL LIABILITIES AND EQUITY	**$84,106.50**

These financial statements have not been subjected to an audit or review or compilation engagement and no assurance is provided on them. These Financial statements omit substantially all disclosures.

Appalachian Soccer Group LLC

Statement of Cash Flows

January - November, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	29,141.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$29,141.00**
NET CASH INCREASE FOR PERIOD	**$29,141.00**
Cash at beginning of period	54,965.50
CASH AT END OF PERIOD	**$84,106.50**

These financial statements have not been subjected to an audit or review or compilation engagement and no assurance is provided on them. These Financial statements omit substantially all disclosures.

Appalachian Soccer Group LLC

Statement of Member's Equity

	Playbook Management International LLC Member Equity	Youth College Professional Management LLC Member Equity	919 Sports Management LLC Member Equity	3100 Sports LLC Member Equity	Alfredo Alvarez Member Equity
Member's Equity, Sept 4, 2020 (Inception)	0.00	0.00	0.00	0.00	0.00
Member's Contributions	0.00	0.00	0.00	10,000.00	10,000.00
Member's Distributions	0.00	0.00	0.00	0.00	0.00
Net Income	(4,510.50)	(4,510.50)	(751.75)	(751.75)	(751.75)
Member's Equity Dec 31, 2020	**(4,508.00)**	**(4,511.00)**	**(752.00)**	**9,248.00**	**9,248.00**
Member's Contributions	0.00	0.00	0.00	0.00	0.00
Member's Distributions	0.00	0.00	0.00	0.00	0.00
Net Income	8,742.30	8,742.30	1,457.05	1,457.05	1,457.05
Member's Equity Nov 30, 2021	**4,234.30**	**4,231.30**	**705.05**	**10,705.05**	**10,705.05**

Appalachian Soccer Group LLC

Statement of Member's Equity

Booneshine Brewing Company Inc Member Equity	Benjamin & Blythe Parker Member Equity	Josh & Angela Honeycutt Member Equity	Michael & Jamie Raymond Member Equity	Stephen & Kelly Sinanian Member Equity	Total Member Equity
0.00	0.00	0.00	0.00	0.00	0.00
10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	70,000.00
0.00	0.00	0.00	0.00	0.00	0.00
(751.75)	(751.75)	(751.75)	(751.75)	(751.75)	(15,035.00)
9,248.00	**9,248.00**	**9,248.00**	**9,248.00**	**9,248.00**	**54,965.00**
0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00
1,457.05	1,457.05	1,457.05	1,457.05	1,457.05	29,141.00
10,705.05	**10,705.05**	**10,705.05**	**10,705.05**	**10,705.05**	**84,106.00**

Appalachian Soccer Group LLC

NOTES TO THE FINANCIAL STATEMENTS

Year to Date Financials through November 30, 2021

1. ORGANIZATION AND PURPOSE

Appalachian Soccer Group LLC (the “Company”), is a Limited Liability Company organized under the laws of the State of North Carolina. Appalachian FC is a minor league soccer team playing in the National Premier Soccer League and derives revenue from Sponsorships, Season Seat Sales, Individual Game Ticket Sales, Advertising, Merchandise and ancillary revenues from Tryouts, Camps & other Soccer Programming.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and. For the fiscal years ended December 31, 2020 and current year through November 30, 2021; the Company’s cash positions include its operating bank account. Appalachian Soccer Group LLC. NOTES TO THE FINANCIAL STATEMENTS Fiscal Years Ended December 31, 2020 and through November 30, 2021

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.